FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is a translation of a news release issued today by Societe Marseillaise de Credit, a wholly-owned, indirectly-held subsidiary of HSBC Holdings plc.

SOCIETE MARSEILLAISE DE CREDIT

2002 ANNUAL RESULTS

Societe Marseillaise de Credit delivered strong profit growth in 2002, capitalising on a continued buoyant economy in Southern France despite the difficult economic and market conditions at national level.

* Operating income was up 7.5 per cent to EUR186 million.

* Operating costs, which have been reduced significantly in past years, remained stable at EUR122 million.

* Operating profit before provisions was up 23.1 per cent to EUR64 million, with a further improvement in the cost:income ratio, from 69.9 per cent to 65.6 per cent.

* Profit after tax increased by 35.1 per cent to EUR50 million, the third consecutive year of growth in net profits.

* Overall client funds rose by 7.0 per cent to EUR4,093 million, driven by a 5.5 per cent growth in sight deposits and a notable increase in life insurance and mutual funds.

* New lending grew by 22.2 per cent, led mainly by retail mortgage finance and medium/long-term business lending. Business loans continue to account for 60.0 per cent of the total loan book.

* Credit exposure remained under tight control, allowing a net write-back of provisions of EUR16 million.

The bank continued to invest in its branch network during the year, spending some EUR4 million on renovating, refitting and improving security at 30 branches.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: April 10, 2003